FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2006


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                               18 Zerva Nap. Str.
                                 166 75 Glyfada
                                 Athens, Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X    Form 40-F
                                 -----           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No  X
                                 -----     -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued February 15, 2006 by Aries Maritime Transport Limited announcing the delivery of the first of two new products tankers it acquired from the Stena Group.



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                                                                       Exhibit 1
                                                                       ---------


[GRAPHIC OMITTED]

Company Contacts:

Richard J.H. Coxall                              Leon Berman
Chief Financial Officer                          Principal
Aries Maritime Transport Limited                 The IGB Group
(011) 30 210 8983787                             212-477-8438


              ARIES MARITIME RECEIVES DELIVERY OF FIRST OF TWO NEW
                     PRODUCTS TANKERS FROM THE STENA GROUP

ATHENS,  Greece - February 15, 2006 - Aries Maritime  Transport Limited (NASDAQ:
RAMS) today announced it has taken delivery of the first of two new products tankers it acquired from the Stena Group. Upon delivery, the 72,750 dwt 2006-built double-hulled Panamax products tanker entered into a two-and-a-half year bareboat charter agreement with the Stena Group at a time charter equivalent rate of $24,500 per day. In addition, the bareboat charter with the Stena Group has a profit sharing component with a 30 percent share for Aries.

Mons S. Bolin, President and Chief Executive Officer, commented, "We are pleased to take delivery of this vessel and commence our charter with Stena. With a favorable bareboat charter that includes a profit sharing component, Aries is well positioned to benefit from a products tanker market which remains robust. The delivery of this new products tanker combined with the second Stena vessel, expected in May 2006, and the products tanker received in November 2005 enables Aries to grow its products fleet by 47% on a dwt basis. Our new $360 million credit facility will position the Company to take advantage of any future growth opportunities while providing long-term funding for these three products tanker acquisitions."

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 7.4 years and is 100% double-hulled, consists of five MR tankers, three Panamax tankers and one Aframax tanker. Following the delivery of a double-hulled products tanker newbuilding expected in May 2006, the Company's products tanker fleet will have an average age of 6.6 years. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 16.3 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels currently have time charter coverage.

"Safe Harbor"  Statement Under the Private  Securities  Litigation Reform Act of
1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; completion of repairs, length of offhire, availability of charters and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, additional time spent in completing repairs, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                      # # #

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ARIES MARITIME TRANSPORT LIMITED
                                                 (registrant)



Dated:  February 15, 2006                       By: /s/ Richard J.H. Coxall
                                                -----------------------------
                                                Richard J.H. Coxall
                                                Chief Executive Officer












SK 23248 0001 644743